Exhibit 22

The following subsidiary of Amphenol Corporation (“Amphenol”) will be the issuer of senior debt securities under the indenture to be entered into among Amphenol, as guarantor, and the subsidiary listed below.

Subsidiary	Jurisdiction of Organization
Amphenol Technologies Holding GmbH	Germany